EX99.15
CERTIFICATE OF QUALIFIED PERSON
I, Michael Yakimchuk, P.Eng, as an author of this report entitled "Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of February 3rd, 2026, do hereby certify that:
1I am employed as Director, Metallurgy for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2I received a Bachelor of Materials Engineering from the University of Toronto (Toronto, Ontario, Canada) in 2000;
3I am a registered Professional Engineer in the Province of British Columbia (License 55100) and the Province of Ontario (License 100682336). I have worked for mine operating companies for more than 25 years since my graduation. I have worked mainly in operations as a technical engineer or in management roles, for Pretivm Resources Inc., Newcrest Mining Ltd., Newmont Corporation and Alamos Gold Inc., with increasing levels of responsibilities;
4I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43‑101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43‑101;
5I have been an employee of Alamos since October 2025;
6I am currently working with the Island Gold District as my base of operations and visit the site frequently;
7I am the author of Sections 13 and 17, and, co-author of Sections 1, 25, 26 and 27 of the NI 43‑101 report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada", with an effective date of February 3rd, 2026;
8I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th day of March 2026
(Signed & Sealed) “Michael Yakimchuk”

(Original signed & sealed)
------------------------------------------------
Michael Yakimchuk, P.Eng